

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3561

April 7, 2009

Mr. Yuan Tian
Chief Executive Officer
China Forestry, Inc.
Room 517, No. 18 Building
Nangangjizhong District, High-Tech Development Zone
Harbin, Heilongjiang Province, The People's Republic of China

> **Re:** **China Forestry, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Response Letter Dated March 31, 2009**
> **File No. 000-25765**

Dear Mr. Tian:

We have reviewed your filing and response and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Liquidity and Capital Resources, page 12

1.      We note your November 17, 2008, December 11, 2008, and January 28, 2009 press releases in which you announced three separate letters of intent to acquire forest user right certificates representing an additional 2,299 hectares of forest. Please revise your MD&A disclosure in future filings to include a discussion of your known material commitments underlying these letters of intent, including the projected purchase price of each and how you anticipate financing these known demands, and provide us with the disclosure that you intend to include in future filings. Alternatively, tell us why you do not believe such disclosure is required. Refer to Item 303(a)(1) of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Policies, page 12

Timberlands, page 12

2.      In your response to comment 1 in our letter dated February 6, 2009 you state that management has assessed the impairment of timberlands in accordance with SFAS 144 and concluded there is no impairment. Please revise your MD&A disclosure in future filings to disclose the impact that an inability to achieve wood-cutting quotas would have on your business and the recoverability of your timberlands. Please provide an example of the enhanced disclosure in your response to us.

Item 9A(T). Controls and Procedures, page 24

Changes in Internal Controls, page 24

3.      We note your disclosure that, during the year ended December 31, 2008, there were no changes in your internal control over financial reporting that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In future filings, please disclose any changes in the Company's internal control over financial reporting that occurred during the Company's last fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

\* \* \* \*

Closing Comments

   As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

   You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the filing and related matters.  Please contact me at (202) 551-3871 with any other questions.


          Sincerely,


          Tia Jenkins
          Senior Assistant Chief Accountant
          Office of Beverages, Apparel and
          Health Care Services